EXHIBIT 99.3

Eason Technology Limited Announces Entry into Material Agreements

Hong Kong, China, January 9, 2026 /PRNewswire/ -- Eason Technology Limited (“Eason Technology” or the “Company”) (NYSE: DXF) today announced that it entered into a real estate purchase agreement on December 16, 2025 (the “Purchase Agreement”) to acquire a commercial real property located in Hubei, China, for an aggregate purchase price of approximately RMB 24,629,000 (or approximately US$3.5 million). The seller is a non-U.S. person as defined in Regulation S under the Securities Act of 1933, as amended (the “Seller”) (the “Acquisition”).

Pursuant to the Purchase Agreement, the Company agreed to issue to the Seller an aggregate of 63,600,000,000 Class A ordinary shares of the Company, par value US$0.00005 per share (the “Shares”), as consideration for the Acquisition. The closing of the Acquisition is subject to receipt of approval from the New York Stock Exchange (“NYSE”) and the satisfaction of customary closing conditions.

In addition, on December 29, 2025, the Company entered into a securities purchase agreement (the “SPA”) with certain non-U.S. persons (the “Investors”). Pursuant to the SPA, the Company agreed to sell up to an aggregate of 300,000 units (the “Units”), with each Unit consisting of 60,000 Shares and one warrant to purchase 60,000 Shares, at a purchase price of US$3.00 per Unit, for gross proceeds of up to US$900,000 (the “Offering”).

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate purposes. The closing of the Offering is subject to receipt of approval from the NYSE and the satisfaction of all other customary closing conditions.

About Eason Technology Limited

Eason Technology Limited is a company engaged in real estate operation management and investment and digital technology security business in Hong Kong, China. The Company was formerly a licensed microfinance lender serving individuals and SMEs in Hubei Province, China, but has suspended offering loans to its customers since 2020.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Mark Xu

Email: ir@dunxin.us